PETROBRAS
PETROBRAS ENERGIA S.A.

03 JUL 21 AM 7:21

EXEMPTION 82-3295

Buenos Aires, July 18, 2003.

03024776

Messrs.
The Securities and Exchange Commission
Office of International
Corporate Finance
Stop 3-9, Room 3117
450 Fifth Street, NW
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

We enclose herewith a press release issued by the Company on July 17, 2003.

Sincerely yours,

PROCESSED
JUL 30 2003
THOMSON FINANCIAL

Jorge de la Rua	Daniel Casal
Attorney	Attorney

dlw 7/24

Maipú 1 - C1084ABA - Buenos Aires - Argentina
Teléfono: (54-11) 4344-6000